UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32026 / March 9, 2016

_____

In the Matter of	:
	:
INNOVATOR MANAGEMENT LLC	:
ACADEMY FUNDS TRUST	:
325 Chestnut Street, Suite 512	:
Philadelphia, PA 19106	:
	:
QUASAR DISTRIBUTORS, LLC	:
615 East Michigan Street	:
Milwaukee, WI 53202	:
	:
(812-14532)	:

_____:

ORDER UNDER SECTIONS 6(c), 17(b) AND 12(d)(1)(J) OF THE INVESTMENT
COMPANY ACT OF 1940

Innovator Management LLC, Academy Funds Trust, and Quasar Distributors, LLC filed an
application on August 12, 2015 and an amendment to the application on December 3, 2015,
requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an
exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the
Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and
17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections
12(d)(1)(A) and (B) of the Act.

The order permits: (a) series of certain open-end management investment companies to issue
shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary
market transactions in Shares to be effected at negotiated market prices rather than at net asset
value; (c) certain series to pay redemption proceeds, under certain circumstances, more than
seven days after the tender of Shares for redemption; (d) certain affiliated persons of the open-
end investment company to deposit securities into, and receive securities from, such investment
company in connection with the purchase and redemption of Creation Units; and (e) certain
registered management investment companies and unit investment trusts outside of the same
group of investment companies as the series to acquire Shares beyond the limits of section
12(d)(1)(A) and (B) of the Act.

On February 12, 2016, a notice of the filing of the application was issued (Investment Company
Act Release No. 31996). The notice gave interested persons an opportunity to request a hearing

and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Innovator Management LLC, et al. (File No. 812-14532),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

                              Robert W. Errett
                              Deputy Secretary